

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2023

Perry Ing
Chief Financial Officer
McEwen Mining Inc.
150 King Street, Suite 2800
Toronto, Ontario, Canada M5H 1J9

> **Re: McEwen Mining Inc.**
> **Registration Statement on Form S-3**
> **Filed November 6, 2023**
> **File No. 333-275324**

Dear Perry Ing:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

Description of Securities
Debt Securities, page 4

1. You state that the debt securities will be issued under one or more separate indentures, and that you will file a copy of the indentures or supplemental indentures with the SEC at or before the time of the offering of the applicable series of debt securities. Please revise your disclosure to clarify whether the indenture incorporated by reference as Exhibit 4.1 will cover all the debt securities to be issued under this S-3. If it does not, please note that any additional forms of indenture that are necessary to cover the debt to be issued must be filed prior to effectiveness.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Claudia Rios, Staff Attorney, at 202-551-8770 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Crandall, Esq.